Exhibit 99.1

Pediment Announces Resignation of Chester Millar

Vancouver, BC, November 23, 2009 -- Pediment Gold Corp. (TSX:PEZ, OTCBB:PEZGF, Frankfurt:P5E.F) ("Pediment" or "the Company") reports that Chester Millar has tendered his resignation as non-executive Chairman and member of the Board of Directors.  The Company will be seeking to fill the position of Chairman in due course. Pediment would like to thank Mr. Millar for his invaluable contributions as a member of the Board and wishes him the best in his future endeavours.

For additional information please contact Gary Freeman at 604-682-4418.

Gary Freeman, President and CEO

PEDIMENT GOLD CORP.

Vancouver, British Columbia

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